    WORLD MONITOR TRUST II--
    SERIES E
    MONTHLY REPORT/
    MARCH 30, 2001

WORLD MONITOR TRUST II--SERIES E
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from February 24, 2001 to March 30, 2001 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of March 30, 2001 was $133.52, an increase of 13.68% from the February 23, 2001 value of $117.45. The year-to-date return for Series E was an increase of 10.93% as of March 30, 2001.

Quarterly Market Overview
The first quarter of 2001 brought a global economic slowdown to most world markets, characterized by negative earning reports, layoffs and low manufacturing numbers. Investor concerns regarding earnings sparked lower equity prices and tighter terms on credit. Consumer spending and business capital investment decelerated markedly, partly due to decreased consumer and business confidence. This weakening, which was especially evident in durable goods industries, led to large cutbacks in manufacturing outputs as numerous firms attempted to cut excess inventory. In addition, elevated energy costs drained consumer purchasing power and added to business costs, adversely affecting profits and stock market valuations. Except for energy prices, inflation rates remained subdued throughout the quarter.

In light of the rapid weakening in economic expansion in recent months and deterioration in business and consumer confidence, the U.S. Federal Reserve followed a relatively aggressive policy, lowering rates three times during the first quarter of 2001. The Fed's attempt to avoid recession in the U.S. included a surprising 50 basis point cut between regularly scheduled Federal Open Market Committee meetings for a total 150 basis point reduction for the quarter. The Fed saw little inflation risk due to reduced pressure on resources which stemmed from sluggish performance of the economy and relatively subdued expectations of inflation. Other central banks followed the Fed's lead lowering interest rates as well. In Japan, ongoing economic weakness reinforced expectations that the Bank of Japan (BOJ) would reinstate its zero interest rate policy. While it stopped short of directly cutting rates, in March the BOJ announced that it would take other measures to guide rates lower. As poor corporate earnings and weak economic data were released throughout the quarter, investors moved assets from equity markets to fixed income, driving bond markets higher.

Equity markets performed poorly across the board during the first quarter as foreign stock markets generally followed the downtrend of the U.S. markets. Technology stocks led the way and the NASDAQ fell to its lowest level in nearly two years. Losses in the Dow Jones and NASDAQ brought these indexes under the key 10,000 and 2,000 levels, respectively, and the DAX, FTSE, CAC-40 and Nikkei experienced similar losses.

In foreign exchange markets, the U.S. dollar rose slightly against many foreign currencies throughout the quarter, reflecting expectations that some of those economies might be adversely affected by slower economic growth in the United States. Additionally, the U.S. dollar strengthened as investors around the globe felt that it was safest in this time of economic uncertainty. The dollar also rose versus the Japanese yen throughout the quarter, reflecting continuing economic stagnation in Japan. The euro rose against the U.S. dollar at the beginning of the quarter as prospects for U.S. short-term economic growth deteriorated relative to those for Europe. Later in the quarter, the euro traded lower against the dollar as weak economic data was released in Germany and the European Central Bank decided to leave interest rates unchanged, which dampened the outlook for European Union growth.

Energy prices generally remained high throughout most of the quarter. Crude oil prices increased in January as OPEC announced a likely 5% cut in production. In March, an agreement by OPEC members to cut production for the second time this year was not enough to overcome concerns that slowing economies will reduce oil consumption and prices declined slightly.

Quarterly Performance of Series E

The following is a summary of performance for the major sectors in which Series E traded:

Interest Rate (): Fear of a U.S. recession and falling equity prices together with the U.S. Federal Reserve's rate reduction strategy resulted in a flight to quality in the bond market. Bond prices soared throughout the quarter and gains resulted from long positions in U.S. Treasury notes, eurobonds and Japanese government bonds.

Softs (): Short cotton positions resulted in gains as prices declined amid a decrease in U.S. export levels which generally results in increased supply.

Currency (): Short Japanese yen positions resulted in gains as the yen dropped due to continued signs of weakness in the Japanese economy and expectations that the Bank of Japan would reinstate its zero-interest rate policy. The U.S. dollar hit its highest level against the Canadian dollar in March and short positions in this currency resulted in gains.

Index (): Weakness in the U.S. economy and negative earning reports from blue chip and technology companies caused U.S. and foreign equity markets to tumble throughout the quarter. Short positions in the Hong Kong Hang Seng Index, MATIF CAC-40 and TOPIX resulted in gains.

Metal (): Gold markets declined in March as the Bank of England's auction of a portion of its reserves was met with a disappointing response. In addition, signs of a global economic slowdown, which could lead to a decline in demand, helped push gold prices lower. Short gold positions resulted in gains toward quarter-end.

Energy (): Short energy positions resulted in losses as prices generally remained high during the first quarter of the year.

The estimated net asset value per interest as of April 30, 2001 was $117.43. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,
          /s/ Eleanor L. Thomas
          ------------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------
For the period from February 24, 2001
  to March 30, 2001
Revenues:
Realized gain on commodity transactions....   $  820,230
Change in unrealized commodity positions...      214,448
Interest income............................       26,398
                                              ----------
                                               1,061,076
                                              ----------
Expenses:
Commissions................................       38,198
Incentive fees.............................      169,805
Management fees............................       12,826
Other transaction fees.....................        3,171
Other expenses.............................        9,576
                                              ----------
                                                 233,576
                                              ----------
Net gain...................................   $  827,500
                                              ----------
                                              ----------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from February 24, 2001
  to March 30, 2001

                                                     Per
                                        Total      Interest
                                      ----------   --------
Net asset value at beginning of
  period (50,576.035 interests).....  $5,939,914   $ 117.45
Contributions.......................     175,300
Net gain............................     827,500
                                      ----------
Net asset value at end of period
  (51,998.829 interests)............  $6,942,714     133.52
                                      ----------
                                      ----------
                                                   --------
Change in net asset value per interest..........   $  16.07
                                                   --------
                                                   --------
Percentage change...............................      13.68%
                                                   --------
                                                   --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.
                                 /s/ Barbara J. Brooks
                                 ----------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer